EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," “potential”, “plan”, “should”, "expect", variations of such words and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are discussed in filings we make with the United States Securities and Exchange Commission, or the SEC, including our Annual Report on Form 20-F. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in Exhibit 99.1.

Background

Prana Biotechnology Limited, or the Company (or together with its subsidiaries, the Group), is a development stage enterprise incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”

Our interim consolidated financial statements appearing in Exhibit 99.1 are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our current revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. Our product candidates are in early to midstage development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval. For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2017.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have developed a diversified library of chemical compounds, which may yield future product candidates across various neurodegenerative indications. For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2017.

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Highlights For The Six Months Ended December 31, 2017

A U.S. operation has been established in the San Francisco, California area focused on clinical development. In addition to the Chief Medical Officer, the U.S. team has been expanded include leadership for Clinical Operations; Non-clinical Development; and Chemistry, Manufacturing and Controls.

PBT434 Movement Disorder clinical candidate update

It has been previously reported that PBT434 is neuroprotective in animal models of disease. By blocking the pathologic accumulation and aggregation of alpha-synuclein, PBT434 prevents the formation of toxic alpha synuclein fibrils and downstream effects that lead to cellular dysfunction and ultimately cell death. There is evidence in Parkinson’s disease animal models that PBT434 prevents neuronal loss and improves motor and/or cognitive impairment. In addition, Prana is continuing to evaluate this candidate in mouse models of atypical Parkinsonism, including synucleinopathies (e.g., Multiple System Atrophy) and tauopathies (e.g., Progressive Supranuclear Palsy). PBT434 has been shown to decrease insoluble forms of α-synuclein, prevent the phosphorylation of tau protein and promote neuronal preservation with consequent improvement in motor and cognitive function.

The clinical program for PBT434 is on track and dosing in the first-in-human Phase 1 study is planned to commence mid-year. The Phase 1 study is a single and multiple ascending dose study in healthy volunteers. The required ICH compliant program of non-clinical studies has been completed. This body of work, together with manufacture of PBT434 clinical supplies, will enable study conduct. Long term toxicology studies are planned to commence in the second half of 2018 and Phase 2 planning is underway.

PBT2 Huntington disease clinical development update

Prana is continuing to review its options to either undertake additional non-clinical studies in the dog, pursue development opportunities at dosing levels permitted by the FDA, or pursue alternative therapeutic applications of PBT2.

Pipeline development from Translational Biology Program

New and exciting development candidates from Prana’s research group have emerged over the reporting period. These product candidates have demonstrated a number of key attributes required to address neurodegenerative processes. The new candidates arose from discovery chemistry to create new chemical entities within new generation chemical scaffolds.

Prana continues to review other potentially suitable opportunities that may be highly attractive and can add significant shareholder value in the medium to longer term.

Cash

The Group’s cash on hand as at December 31, 2017 totaled A$19.91 million. In addition, the Group has recorded a trade receivable at December 31, 2017 of A$1.36 million from the Australian Tax Office. This amount is in respect of the 2018 R&D tax incentive claim. The Group expects to receive payment during the 12 months ended June 30, 2018.

Six Months Ended December 31, 2017 Compared to Six Months Ended December 31, 2016

Revenue from ordinary activities

Revenue from ordinary activities, consisting of interest income, increased to A$117,168 for the six months ended December 31, 2017 from A$ A$72,883 for the six months ended December 31, 2016, an increase of A$44,285, or 60.76%. The increase in interest income is primarily attributable to increased amounts of cash being carried in interest bearing accounts.

Other income

Other income of A$1,360,238 for the six months ended December 31, 2017 consist of the Group’s estimate of R&D tax incentives claimable from the Australian Tax Office. This amount was calculated based on the tax incentive policy introduced by the Australian Government on July 1, 2011. The Group is entitled to 43.5% of tax incentives based on the total eligible research and development expenditure incurred during the period. This amount decreased by A$470,496, or 25.69% from A$1,830,734 for the six months ended December 31, 2016. This decrease is primarily caused by the decrease in total R&D expenditure for the period.

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General and administration expenses

General and administration expenses decreased to A$1,978,857 for the six months ended December 31, 2017 from A$2,029,682 for the six months ended December 31, 2016, which represented a decrease of A$50,825, or 2.50%. The decrease in general and administration expenses was mainly caused by the reduced office operating costs.

Research and development expenses

Research and development expenses decreased to A$2,286,286 for the six months ended December 31, 2017 from A$3,832,414 for the six months ended December 31, 2016, which represented a decrease of A$1,546,128, or 40.34%. The decrease in research and development expenses in the six months ending December 31, 2017 is attributable to preparatory work underway in relation to the Phase 1 program for PBT434.

Other gains and losses

Other gains and losses consist of gains from foreign exchange for the periods. Losses from foreign exchange increased to A$610,939 for the six months ended December 31, 2017 from gain of A$496,019 for the six months ended December 31, 2016, a decrease of A$1,106,958, or 223.16%. In the 2017 period the Australian dollar depreciated against the US dollar by 7.8%, while in the 2016 period the Australian dollar appreciated by 2.4%.

Inflation and Seasonality

Management believes that inflation has had no material impact on the Group’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2017 our accumulated deficit totaled A$126,265,891. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest earned on investments. Please see our Annual Report on Form 20-F for the year ended June 30, 2017 for a discussion of our financing efforts prior to June 30, 2017.

We had A$19,911,187 of cash and cash equivalents at December 31, 2017 compared to A$21,734,957 at June 30, 2017.

•	The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Group has an existing "at market”, or ATM, facility through which it may raise additional funds of up to US$50 million by the sale of ADRs. This facility, established through the filing of a shelf registration statement on Form F-3 with the SEC on October 20, 2017 has in the past been a successful source of raising funds. In prior reporting periods, the Group raised A$48.68 million (US$44.5 million) under this and a previous ATM facility.

•	The Group has on issue a total of 30,426,063 unlisted, unexercised options. The options have exercise prices ranging from A$0.07 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$2.49 million in total. Although the exercise of options may be available, it is not in the Group’s control to receive this consideration.

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Capital expenditures for the six months ended December 31, 2017 were A$3,338 and capital expenditures for the six months ended December 31, 2016 were A$22,159. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the half-year ended December 31, 2017, we recorded A$1,360,238 in other income with respect to funds we will receive in relation to the 2018 financial year under the research and development incentive scheme. In the half-year ended December 31, 2016, we recorded A$1,830,734 in other income with respect to funds we received in relation to the 2017 financial year under the research and development incentive scheme.

Our management believes that the going concern basis of preparation of our consolidated financial statements for the six months ended December 31, 2017 is appropriate given our cash position.

In addition, we have the ability to scale down our operations and prioritize our research and development programs should the need arise to conserve cash.

Cash Flows

Net cash used in operating activities increased to A$1,172,663 for the six months ended December 31, 2017 from A$620,953 for the six months ended December 31, 2016. Net cash used in operating activities consists of payments to suppliers and employees and the R&D Tax Incentive cash refund. The increase in net cash used in the 2017 period was primarily due to the reduced R&D tax incentive refund received for the 2017 financial year.

Net cash used by investing activities decreased to A$3,338 for the six months ended December 31, 2017 from A$22,159 for the six months ended December 31, 2016. Cash flows used for investing activities was primarily attributable to payments for the purchase of computer and office equipment in both periods.

Net cash used in financing activities decreased to A$37,835 for the six months ended December 31, 2017 from A$154,362 for the six months ended December 31, 2016. The decrease is attributable to lower compliance costs associated with the ATM facility.

We realized a foreign exchange loss of A$609,934 for the six months ended December 31, 2017 compared to a gain of A$545,697 for the six months ended December 31, 2016. In the 2017 period the Australian dollar depreciated against the US dollar by 7.8%, while in the 2016 period the Australian dollar appreciated by 2.4%.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2017.

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